SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  1)1

	STEELCASE INC.
(Name of Issuer)

	Class A Common Stock
(Title of Class of Securities)

	858155203
(CUSIP Number)

	December 31, 2002
(Date of Event Which Requires Filing of this Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	 Rule 13d-1(b)
 X	 Rule 13d-1(c)
       Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





Page 1 of 4 pages

[1]CUSIP No. 858155-20-3
Schedule 13G
Page 2 of 4 Pages

(1)	Names of Reporting Persons
	I.R.S. Identification No. of Above Persons (Entities Only)

	BONNICO LIMITED PARTNERSHIP


(2)	Check the Appropriate Box if a Member of a Group*
	(a)	[	]
	(b)	[	]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

	MICHIGAN

Number of Shares Beneficially Owned by Each Reporting Person With

(5)	Sole Voting Power		5,857,342 shares

(6)	Shared Voting Power		0 shares

(7)	Sole Dispositive Power		5,857,342 shares

(8)	Shared Dispositive Power		0 shares

(9) Aggregate Amount Beneficially Owned by Each Reporting
Person
						5,857,342 shares

(10) Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	[   ]

(11)	Percent of Class Represented by Amount in Row 9
						12.67% (includes Class B
Common Stock which is convertible upon
						demand into shares of Class A
Common Stock on a one-to-one basis)

(12)	Type of Reporting Person*
						PN


CUSIP No. 858155-20-3
Schedule 13G
Page 3 of 4 Pages

[2]Item 1(a).	Name of Issuer:

		Steelcase Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

		901 44th  Street
		Grand Rapids, Michigan  49508

Item 2(a).	Name of Person Filing:

		Fifth Third Bank as Trustee of the Kate I. Bryant
Marital Trust, General Managing Partner of
		Bonnico Limited Partnership

Item 2(b).	Address of Principal Business Office or, if None,
Residence:

		111 Lyon Street, N.W.
		Grand Rapids, Michigan 49503

Item 2(c).	Citizenship:

		Michigan

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		858155-20-3

Item 3.		If this statement is filed pursuant to Rule
13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

		(a)	?	Broker or dealer registered under Section
15 of the Act;

		(b)	?	Bank as defined in Section 3(a)(6) of the
Act;

		(c)	?	Insurance company as defined in Section
3(a)(19) of the Act;

		(d)	?	Investment company registered under
 Section 8 of the Investment Company Act;

		(e)	?	Investment adviser in accordance with
Rule 13d-1(b)(1)(ii)(E);

		(f)	?	Employee benefit plan or endowment fund
in accordance with Rule 13d-1(b)(1)(ii)(F);

		(g)	?	Parent holding company or control person
in accordance with Rule 13d-1(b)(1)(ii)(G);

		(h)	?	Savings association as defined in Section
3(b) of the Federal Deposit Insurance Act;

		(i)	?	Church plan that is excluded from the
definition of an investment company under Section 3(c)(14) of the Investment Company Act;

		(j)	?	Group, in accordance with Rule 13d-
1(b)(1)(ii)(J).



[3]Securities and  Exchange Commission
Schedule 13G
Page 4 of 4 pages

Item 4.		Ownership.

		(a)	Amount Beneficially Owned:	5,857,342 shares

		(b)	Percent of Class:				12.67%

		(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote
	5,857,342 shares

(ii) Shared power to vote or to direct the
vote 		0 shares

(iii) Sole power to dispose or to direct the
disposition of		5,857,342 shares

(iv) Shared power to dispose or to direct the
disposition of		0 shares

Item 5.		Ownership of Five Percent or Less of a Class.

		Not Applicable

Item 6.		Ownership of More than Five Percent on Behalf
of Another Person.

The shares reported in Item 4 are also reported by the Kate I.
Bryant Marital Trust as the Managing General Partner of the
Bonnico Limited Partnership.

Item 7.		Identification and Classification of the
Subsidiary Which
		Acquired the Security Being Reported on by the Parent
		Holding Company.

Not Applicable

Item 8.		Identification and Classification of Members of
the Group.

		Not Applicable

Item 9.		Notice of Dissolution of Group.

		Not Applicable

Item 10.		Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





		February 12, 2003					Fifth Third
Bank as Trustee of the
									Kate I.
Bryant Marital Trust, General
									Managing
Partner of Bonnico Limited
									Partnership

									By:	/s/
PAUL J. RYAN
									Paul J.
Ryan
									Vice
President
									Fifth Third
Bank
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